Exhibit 99.1

Otonomo Technologies Ltd. Announces Commencement of Exchange Offer and Consent
Solicitation Relating to Warrants

HERZLIYA, Israel and SAN FRANCISCO, California – July 24, 2023 – Otonomo Technologies Ltd. (Nasdaq: OTMO) (“Otonomo” or the “Company”), the platform powering the mobility economy, today announced that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), which warrants trade on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “OTMOW” (the “public warrants”), and (ii) private placement warrants to purchase Ordinary Shares (together with the public warrants, the “warrants”). The purpose of the Offer and Consent Solicitation is to attempt to simplify the Company’s capital structure and reduce the potentially dilutive impact of the warrants.

The Company is offering to all holders of its outstanding warrants the opportunity to receive 0.25 Ordinary Shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 3,456,244 Ordinary Shares in exchange for the warrants.

Concurrently with the Offer, the Company is also soliciting consents from holders of the warrants to amend the Amended & Restated Warrant Agreement, dated as of August 13, 2021 (the “Warrant Agreement”), by and among the Company, Software Acquisition Group Inc. II, Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, as warrant agent, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.225 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the affirmative vote or written consent of the holders of a majority of the number of then outstanding public warrants is required to adopt the Warrant Amendment. The Offer and Consent Solicitation will be open until 11:59 P.M., Eastern Time, on August 21, 2023, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date.

The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange, dated July 24, 2023, and Schedule TO, dated July 24, 2023, each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.

The Ordinary Shares and public warrants are listed on Nasdaq under the symbols “OTMO” and “OTMOW,” respectively. As of July 18, 2023, a total of 13,824,976 warrants were outstanding.

The sole Dealer Manager for the Offer and Consent Solicitation is Piper Sandler & Co.  D.F. King & Co., Inc. is serving as the Information Agent for the Offer and Consent Solicitation and Equiniti Trust Company, LLC is serving as the Exchange Agent. For all questions relating to the Offer and Consent Solicitation, please contact the Information Agent, D.F. King & Co., Inc. at OTMO@dfking.com or call (212) 269-5500 (for banks and brokers) or (877) 783-5524 (for all others), or call the Dealer Manager, Piper Sandler & Co. at (800) 754-1172.

Additional Information

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to D.F. King & Co., Inc. at (212) 269-5500 (for banks and brokers) or (877) 783-5524 (for all others) or via the following email address: OTMO@dfking.com. A registration statement on Form F-4 relating to the Ordinary Shares to be issued in the Offer has been filed with the SEC but has not yet become effective. Such Ordinary Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Holders of the warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of the Company, any of its management or its board of directors, or the Information Agent, the Exchange Agent or the Dealer Manager makes any recommendation as to whether or not holders of warrants should tender warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

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About Otonomo

Otonomo (NASDAQ: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services and is making mobility more accessible, equitable, sustainable and safe. Our partners gain access to the broadest, most diverse, range of data from connected vehicles with just one contract and one API. Architected with privacy and security by design, our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide. Otonomo has R&D centers in Israel and the UK, with a presence in the United States and Europe. For more information, visit www.otonomo.io.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s annual report on Form 20-F filed with the SEC on March 31, 2023 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

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